

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2016

Via E-mail
Nicholas J. Holland
Chief Executive Officer
Gold Fields Limited
150 Helen Road
Sandown, Sandton, 2196
South Africa

    Re: **Gold Fields Limited**
              Form 20-F for Fiscal Year Ended December 31, 2015
              Filed April 13, 2016
              File No. 001-31318

Dear Mr. Holland:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                           Sincerely,

                                           /s/ Rufus Decker

                                         Rufus Decker
                                         Accounting Branch Chief
                                         Office of Beverages, Apparel and Mining